[CRUM & FORSTER LETTERHEAD]
July 12, 2007
By EDGAR
Jeffery P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Crum & Forster Holdings Corp.
Registration Statement on Form S-4, Filed June 29, 2007
File Number: 333-144242
Dear Mr. Riedler:
     We hereby acknowledge receipt of the comment letter, dated July 5, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”) relating to an offer (the “Exchange Offer”) to exchange all outstanding 7 3/4% Senior Notes due 2017 (the “Old Notes”) issued on May 7, 2007 for up to $330,000,000 aggregate principal amount of registered 7 3/4% Senior Notes due 2017 (the “New Notes”).
     We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the Prospectus contained in the Registration Statement.

July 12, 2007

RESPONSE TO STAFF COMMENT
We note that you are registering the transaction in reliance on the staff’s position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     Response: Please be advised that Crum & Forster Holdings Corp. (“Crum & Forster”) is registering the New Notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Staff has permitted the type of exchange offer that Crum & Forster proposes (with respect to its non-convertible debt securities) in the above-cited instances and others.
     Crum & Forster has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of Crum & Forster’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, Crum & Forster will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. Crum & Forster acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     In addition, Crum & Forster represents that it (i) has not entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute New Notes to be acquired in the Exchange Offer; (ii) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of such New Notes; and

July 12, 2007

(iii) will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.
     In addition, Crum & Forster acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, and that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Crum & Forster from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Crum & Forster may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in reviewing this letter. Please direct any questions or comments to Chris Cummings, at 416-360-2967, or Stephen Centa, at 416-360-5131, in each case of Shearman & Sterling LLP.

Sincerely,
By:	/s/ MARY JANE ROBERTSON
	Name:	Mary Jane Robertson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Gregory S. Belliston Division of Corporation Finance, Securities and Exchange Commission Christopher J. Cummings Stephen C. Centa Adam O. Lewinberg Shearman & Sterling LLP